Exhibit 99.1

Arco Announces New Chief Financial Officer

São Paulo, Brazil, October 9th, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announces the following management changes, effective immediately:

•	Mr. Alexandre Nakamaru, current Financial Officer, has been appointed as Chief Financial Officer of Arco; and

•	Mr. David Peixoto dos Santos has resigned as Chief Financial Officer of Arco.

These changes conclude Mr. David Peixoto’s transition from Arco’s CFO position, as announced on August 24th and September 2nd. Mr. Peixoto’s responsibilities were assigned to two succeeding executives: Mr. Alexandre Nakamaru, Arco’s new CFO, who will focus on continuing the evolution of Arco’s internal processes, and Mr. Pedro Guerra, Arco’s COO, who will focus on business development efforts.

Ari de Sá Cavalcante Neto, Arco’s founder and CEO, said, “I would like to thank David once again for his outstanding commitment to Arco for the past 7 years. I am pleased that we will continue to benefit from his extensive experience in M&A, capital markets and business development as a member of our Board of Directors. I also wish luck to David in his new professional challenge, an Arco-seeded venture that will offer financial services to schools.”

Ari de Sá Cavalcante Neto further said, “Continuing our strategy to hire, retain and develop the best talent, I am happy that we were able to rely on internal leaders for David’s succession. Alexandre has the experience and the potential to execute his new role to the highest of standards.”

Alexandre Nakamaru has been the Financial Officer of Arco since June 2019. Mr. Nakamaru has 18 years of experience working at large multinational companies in Brazil (Monsanto, AmBev and Natura), in audit roles at Deloitte and as the CFO of two private equity owned companies. Mr. Nakamaru holds a BS in Business Administration from Fundação Armando Alvares Penteado - FAAP and a post-graduation degree in Controllership from Fundação Getúlio Vargas - FGV.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br